Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of    June 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: June 19, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, June 19, 2006 Page 1 of 1

Electrolux holding of own shares at 6%
(ELUX) On June 16, 2006 Electrolux holding of own shares exceeded 5 % due to Electrolux repurchase of shares.
Electrolux is obliged to inform the markets when holding of own shares moves above or below 5%.
The Company today holds 18,661,155 own B-shares, corresponding to 6 % of the share capital and 5.1 % of the voting rights.
The total number of shares in AB Electrolux amounts to 308,920,308.
For more information please contact Electrolux Press Hotline at +46 8 657 65 07.